COMMERCIAL PURCHASE AND SALE AGREEMENT

1. **Purchase and Sale.** For and in consideration of the mutual covenants herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned buyer Ark7 Properties LLC ("Buyer") agrees to buy and the undersigned seller Jules Verne, LLC ("Seller") agrees to sell all that tract or parcel of land, with such improvements as are located thereon, described as follows: All that tract of land known as: 751-777 St. Paul Ave.

(Address) Memphis (City), Tennessee, 38126 (Zip), as recorded in _____ County Register of Deeds Office, _____ deed book(s), _____ page(s), or _____ instrument no. and as further described as:

_____

together with all fixtures, landscaping, improvements, and appurtenances, all being hereinafter collectively referred to as the "Property", as more particularly described in Exhibit "A," or if Exhibit A is not attached as is recorded with the Register of Deeds of the county in which the Property is located and is made a part of this Commercial Purchase and Sale Agreement ("Purchase and Sale Agreement" or "Agreement") by reference.

2. **Purchase Price.** The total purchase price for the Property shall be

Seven Hundred Eighty Thousand Dollars U.S. Dollars, ($ 780,000.00) ("Purchase Price"), and is subject to all prorations and adjustments and shall be paid by Buyer at the Closing by cash, wire transfer of immediately available funds, cashier's check or certified check.

3. **Earnest Money.** Buyer has deposited the sum of $ 15,000.00 with The Law Office of John D Smith, PLLC - John D. Smith ("Holder") located at 36 N Cooper St, Memphis, TN 38104 (Address of Holder). Additional Earnest Money, if any, to be tendered and applied as follows:

_____

_____

_____

_____

This sum ("Earnest Money") has been received by Holder and is to be applied as part of the Purchase Price at Closing. The Earnest Money shall be deposited in Holder's escrow account within five (5) banking days from the Binding Agreement Date. In the event any Earnest Money check is not honored, for any reason, by the financial institution from which it is drawn, Holder shall promptly notify Buyer and Seller. Buyer shall have three (3) business days after notice to deliver good funds to Holder. In the event Buyer does not timely deliver good funds to Holder, this Agreement shall automatically terminate and Holder shall notify the parties of the same. Holder shall disburse Earnest Money only as follows:
   (a) at Closing to be applied as a credit toward Buyer's Purchase Price;
   (b) upon a subsequent written agreement signed by Buyer and Seller; or
   (c) as set forth below in the event of a dispute regarding Earnest Money.

No party shall seek damages from Holder, nor shall Holder be liable for any such damages, and all parties agree to defend and hold harmless the Holder for any matter arising out of or related to the performance of Holder's duties hereunder.

Disputes Regarding Earnest Money. In the event the Buyer or Seller notifies Holder of a dispute regarding disposition of Earnest Money that Holder cannot resolve, Buyer and Seller agree to interplead the Earnest Money into a court of competent jurisdiction. Holder shall be reimbursed for, and may deduct from, any funds interpleaded, its costs and expenses, including reasonable attorney's fees. The prevailing party in the interpleader action shall be entitled to collect from the other party the costs and expenses reimbursed to the Holder, and upon payment of such funds into the court clerk's office, Holder shall be released from all further liability in connection with the funds delivered.

4. **Inspection.** Prior to Closing, Buyer and Buyer's agents shall have the right to enter upon the Property at Buyer's expense and at reasonable times, to inspect, survey, examine, and test the Property as Buyer may deem necessary as part of Buyer's acquisition of the Property. Buyer may, for a fee, obtain a septic system inspection letter from the Tennessee Department of Environment and Conservation, Division of Ground Water Protection. Buyer shall indemnify and hold Seller and all Brokers harmless from and against any and all claims, injuries, and damages to persons and/or property arising out of or related to the exercise of Buyer's rights hereunder. Buyer shall have 7 days after the Binding Agreement Date ("Due Diligence Period") to evaluate the Property, the feasibility of the transaction, availability and cost of financing, and any other matter of concern to Buyer. During the Due Diligence Period, Buyer shall have the right to terminate this Agreement upon notice to Seller if Buyer determines, based on a reasonable and good faith evaluation of the above, that it is not desirable to proceed with the transaction, and the Buyer will be entitled to a refund of the Earnest Money. **Immediately** after the Binding Agreement Date, Seller shall deliver to Buyer copies of the materials concerning the Property referenced in Exhibit "B" (collectively "Due Diligence Materials"), which materials shall be promptly returned by Buyer if Agreement does not close for any reason. If Buyer fails to timely notify Seller that it is not proceeding with the transaction, Buyer shall waive its rights to terminate this Agreement pursuant to this paragraph.

5. **Title**
   A. **Warranties of Seller.** Seller warrants that at Closing, Seller shall convey good and marketable, fee simple title to the Property to Buyer, subject only to the following exceptions ("Permitted Exceptions"):

   (1) Liens for ad valorem taxes not yet due and payable.

   (2) Those exceptions to which Buyer does not object or which Buyer waives in accordance with the Title Objections paragraph below. "Good and marketable, fee simple title" with respect to the Property shall be such title:

       (a) as is classified as "marketable" under the laws of Tennessee; and
       (b) as is acceptable to and insurable by a title company doing business in Tennessee ("Title Company"), at standard rates on an American Land Title Association Owner's Policy ("Title Policy").

   B. **Title Issues and Objections.** Buyer shall have __7__ days after the Binding Agreement Date to furnish Seller with a written statement of any title objections, UCC-1 or UCC-2 Financing Statements, and encroachments, and other facts affecting the marketability of the Property as revealed by a current title examination. Seller shall have ____ days after the receipt of such objections (the "Title Cure Period") to cure all valid title objections. Seller shall satisfy any existing liens or monetary encumbrances identified by Buyer as title objections which may be satisfied by the payment of a sum certain prior to or at Closing. Except for Seller's obligations in the preceding sentence, if Seller fails to cure any other valid title objections of Buyer within the Title Cure Period (and fails to provide Buyer with evidence of Seller's cure satisfactory to Buyer and to the Title Company), then within five (5) days after the expiration of the Title Cure Period, Buyer may as Buyer's sole remedies: (1) rescind the transaction contemplated hereby, in which case Buyer shall be entitled to the return of Buyer's Earnest Money; (2) waive any such objections and elect to close the transaction contemplated hereby irrespective of such title objections and without reduction of the Purchase Price; or (3) extend the Closing Date period for a period of up to fifteen (15) days to allow Seller further time to cure such valid title objections. Failure to act in a timely manner under this paragraph shall constitute a waiver of Buyer's rights hereunder. Buyer shall have the right to reexamine title prior to Closing and notify Seller at Closing of any title objections which appear of record after the date of Buyer's initial title examination and before Closing.

6. **Closing.**
   A. **Closing Date.** This transaction shall be consummated at the office of
   _____On or before the 21st day after the expiration of the Due Diligence Period.
   (the "Closing Date") or at such other time and place(s) the parties may agree upon in writing.

   B. **Possession.** Seller shall deliver possession and occupancy of the Property to Buyer at Closing, subject only to the rights of tenants in possession and the Permitted Exceptions.

7. **Seller's Obligations at Closing.** At Closing, Seller shall deliver to Buyer: (a) a Closing Statement; (b) General Warranty Deed; (c) all documents which Seller must execute under the terms of this Agreement to cause the Title Company to deliver to Buyer the Title Policy including, without limitation, a title affidavit from Seller to Buyer and to the Title Company in the form customarily used in Tennessee commercial real estate transactions so as to enable the Title Company to issue Buyer the Title Policy with all standard exceptions deleted and subject only to Permitted Exceptions; and (d) evidence reasonably satisfactory to Buyer at Closing of all documents/items indicated in Exhibit "C", if any (all documents to be delivered by Seller under this paragraph, including all documents/items indicated in Exhibit "C" are collectively "Seller's Closing Documents").



100   **8.   Conditions to Closing.**
101   _____
102   _____
103   _____
104   _____
105   _____
106   _____
107   _____

108   **9.   Costs.**

109   **A. Seller's Costs.** Seller shall pay the cost of recording any title curative documents, including without limitation,
110   satisfactions of deeds to secure debt, quitclaim deeds and financing statement termination; all deed recording fees;
111   the fees of Seller's counsel and, if checked, ☐ all transfer taxes, otherwise Buyer is responsible for transfer taxes.

112   **In the event Seller is subject to Tax Withholding as required by the Foreign Investment Tax Act, (hereinafter**
113   **"FIRPTA"), Seller additionally agrees that such Tax Withholding must be collected from Seller by Buyer's**
114   **Closing Agent at the time of Closing.** In the event Seller is not subject to FIRPTA, Seller shall be required as a
115   condition of Closing to sign appropriate affidavits certifying that Seller is not subject to FIRPTA. *It is Seller's*
116   *responsibility to seek independent tax advice or counsel prior to the Closing Date regarding such tax matters.*

117   **B. Buyer's Costs.** Buyer shall pay the cost of Buyer's counsel and consultants; any costs in connection with Buyer's
118   inspection of the Property and any costs associated with obtaining financing for the acquisition of the Property
119   (including any intangibles tax, all deed recording fees and the cost of recording Buyer's loan documents.)

120   **C. Additional Costs.** In addition to the costs identified above, the following costs shall be paid by the parties hereto as
121   indicated below:

Item to be Paid	Paid by Seller	Paid by Buyer
Survey	☐	☒
Title Examination	☒	☐
Premium for Standard Owner's Title Insurance Policy	☐	☒
Other: _____	☐	☐

127   **10. Taxes and Prorations.** Real estate taxes on the Property for the calendar year in which the Closing takes place shall be
128   prorated as of 12:01 a.m. local time on the Closing Date. Seller shall be responsible (even after Closing) for paying all
129   taxes (including previous reassessments) on the Property for the time period during which Seller owned the Property and
130   shall indemnify the Buyer therefore. In addition, the following items shall also be prorated as of 12:01 a.m. local time on
131   the Closing Date *[Select only those that apply to this transaction; the items not checked do not apply to this Agreement}:*

132   ☐   Utilities   ☐   Service Contracts   ☐   Tenant Improvement Costs
133   ☐   Rents   ☐   Leasing Commissions   ☐   Other: _____

134   **11. Representations and Warranties.**
135   **A. Seller's Representations and Warranties.** As of the Binding Agreement Date and the Closing Date, Seller
136   represents and warrants to Buyer that Seller has the right, power, and authority to enter into this Agreement and to
137   convey the Property in accordance with the terms and conditions of this Agreement. The persons executing this
138   Agreement on behalf of Seller have been duly and validly authorized by Seller to execute and deliver this
139   Agreement and shall have the right, power, and authority to enter into this Agreement and to bind Seller. Seller also
140   makes the additional representations and warranties to Buyer, if any, as indicated on Exhibit "D."

141   **B. Buyer's Representations and Warranties.** As of the Binding Agreement Date and the Closing Date, Buyer
142   represents and warrants to Seller that Buyer has the right, power, and authority to enter into this Agreement and to
143   consummate the transaction contemplated by the terms and conditions of this Agreement. The persons executing
144   this Agreement on behalf of Buyer have been duly and validly authorized by Buyer to execute and deliver this
145   Agreement and shall have the right, power, and authority to enter into this Agreement and bind Buyer. Upon
146   Seller's request, Buyer shall furnish such documentation evidencing signer's authority to bind Buyer.

147   **12. Agency and Brokerage.**
148   **A. Agency.**
149   (1) In this Agreement, the term "Broker" shall mean a licensed Tennessee real estate broker or brokerage firm and,
150   where the context would indicate, the Broker's affiliated licensees. No Broker in this transaction shall owe any
151   duty to Buyer or Seller greater that what is set forth in their brokerage engagements, the Tennessee Real Estate
152   Broker License Act of 1973, as amended, and the Tennessee Real Estate Commission rules and regulations.

153   (2) If one of the parties is not represented by a Broker, that party is solely responsible for their own interests, and
154   that Broker's role is limited to performing ministerial acts for the unrepresented party.

155   (3) The Broker, if any, working with the Seller is identified on the signature page as the "Listing Company"; and
156   said Broker is ☒ **OR** is not ☐ representing the seller.

157   (4) The Broker, if any, working with the Buyer is identified on the signature page as the "Selling Company", and
158   said Broker is ☐ **OR** is not ☒ representing the Buyer.

159   (5) If Buyer and Seller are both being represented by the same Broker, a relationship of either designated agency ☐,
160   **OR,** Facilitator ☐ **OR** dual agency ☐ shall exist.

161   **(a) Designated Agency Assignment.** *[Applicable only if designated agency has been selected above]*
162   The Broker has assigned affiliate licensee -- to
163   work exclusively with Buyer as Buyer's Designated Agent and affiliate licensee
164   _____ to work exclusively with Seller as Seller's Designated
165   Agent. Each Designated Agent shall exclusively represent the party to whom each has been assigned as a
166   client and shall not represent in this transaction the client assigned to the other Designated Agent.

167   **(b) Facilitator.** *[Applicable only if Facilitator has been selected above]* The licensee is not working as an
168   agent for either party in this consumer's prospective transaction. A Facilitator may advise either or both of
169   the parties to a transaction but cannot be considered a representative or advocate for either party.
170   "Transaction Broker" may be used synonymously with , or in lieu of, "Facilitator" as used in any
171   disclosures, forms or agreements [By law, any licensee or company who has not entered into a written
172   agency agreement with either party in the transaction is considered a Facilitator or Transaction Broker until
173   such time as an agency agreement is established.]

174   **(c) Dual Agency Disclosure.** *[Applicable only if dual agency has been selected above]* Seller and Buyer are
175   aware that Broker is acting as a dual agent in this transaction and consent to the same. Seller and Buyer
176   have been advised that:

177   1. In serving as a dual agent the Broker is representing two clients whose interests are, or at times could
178   be, different or even adverse.

179   2. The Broker will disclose all adverse, material facts relevant to the transaction, and actually known to
180   the dual agent, to all parties in the transaction except for information made confidential by request or
181   instructions from another client which is not otherwise required to be disclosed by law.

182   3. The Buyer and Seller do not have to consent to dual agency, and

183   4. The consent of the Buyer and Seller to dual agency has been given voluntarily and the parties have
184   read and understand their brokerage engagement agreements.

185   5. Notwithstanding any provision to the contrary contained herein, Seller and Buyer each hereby direct
186   Broker, if acting as a dual agent, to keep confidential and not reveal to the other party any information
187   which could materially and adversely affect their negotiating position.

188   **(d) Material Relationship Disclosure.** [Required with dual Agency] The Broker and/or affiliated licensees
189   have no material relationship with either client except as follows:_____
190   A material relationship means one of a personal, familial or business nature between the Broker and
191   affiliate licensees and a client which would impair their ability to exercise fair judgment relative to another
192   client.

193   Seller Initials _ *RF* ___   Buyer Initials__ *SX* ___

194   **B. Brokerage.** Seller agrees to pay Listing Broker at closing the compensation specified by separate agreement. The
195   Listing Broker will direct the closing agency/attorney to pay the Selling Broker, from the commission received, an
196   amount, if any, in accordance with the terms and provisions specified by separate agreement. The parties agree and
197   acknowledge that the Brokers involved in this transaction may receive compensation from more than one party. All
198   parties to this Agreement agree and acknowledge that any real estate firm involved in this transaction shall be
199   deemed a third party beneficiary and shall have the right to maintain an action on this Agreement for any and all
200   compensations due and any reasonable attorney's fees and court costs.

201 **13. Disclaimer.** It is understood and agreed that the real estate firms and real estate licensee(s) representing or assisting the
202   Seller or the Buyer and their brokers (collectively referred to as "Brokers") are not parties to this Agreement and do not
203   have or assume liability for the performance or nonperformance of Seller or Buyer. Buyer and Seller agree that Brokers

204 shall not be responsible for any matter which could have been revealed through a survey, title search or inspection of the
205 Property; for the condition of the Property, any portion thereof, or any item therein; for the necessity or cost of any
206 repairs to the Property; for hazardous or toxic materials; for the tax or legal consequences of this transaction; for the
207 appraised or future value of the Property; any condition(s) existing off the Property which may affect the Property; for
208 the terms, conditions and availability of financing; and for the uses and zoning of the Property whether permitted or
209 proposed. Buyer and Seller acknowledge that Brokers are not experts with respect to the above matters and that, if any
210 of these matters or any other matters are of concern to them, they shall seek independent expert advice relative thereto.

211 **14. Destruction of Property Prior to Closing.** If the Property is destroyed or substantially destroyed prior to closing,
212 Seller shall give Buyer prompt notice thereof, which notice shall include Seller's reasonable estimate of: (1) the cost to
213 restore and repair the damage; (2) the amount of insurance proceeds, if any available for the same; and (3) whether the
214 damage will be repaired prior to closing. Upon notice to Seller, Buyer may terminate this Agreement within seven (7)
215 days after receiving such notice from Seller. If Buyer does not terminate this Agreement, Buyer shall be deemed to have
216 accepted the Property with the damage and shall receive at closing (1) any insurance proceeds which have been paid to
217 Seller but not yet spent to repair the damage and (2) an assignment of all unpaid insurance proceeds on the claim. Buyer
218 may request in writing, and Seller shall provide within five (5) business days, all documentation necessary to confirm
219 insurance coverage and/or payment or assignment of insurance proceeds.

220 **15. Other Provisions.**
221 **A. Exhibits, Binding Effect, Entire Agreement, Modification, Assignment, and Binding Agreement Date.** This
222 Agreement shall be for the benefit of, and be binding upon, the parties hereto, their heirs, successors, legal
223 representatives and assigns. This Agreement constitutes the sole and entire agreement between the parties hereto
224 and no modification of this Agreement shall be binding unless signed by all parties or assigns to this Agreement. No
225 representation, promise, or inducement not included in this Agreement shall be binding upon any party hereto. Any
226 assignee shall fulfill all the terms and conditions of this Agreement. The parties hereby authorize either licensee to
227 insert the time and date of the receipt of notice of acceptance of the final offer and further agree to be bound by such
228 as the Binding Agreement Date following the signatory section of this Agreement, or Counter Offer, if applicable.

229 **B. Survival Clause.** Any provision herein contained, which by its nature and effect, is required to be performed after
230 Closing shall survive the Closing and delivery of the deed and shall remain binding upon the parties to this
231 Agreement and shall be fully enforceable thereafter. Notwithstanding the above, the representations and warranties
232 made in Exhibit "D" shall survive the Closing for a period of_____ days after the date of Closing.

233 **C. Governing Law and Venue.** This Agreement is intended as a contract for the purchase and sale of real property
234 and shall be interpreted in accordance with the laws and in the courts of the state of Tennessee.

235 **D. Time of Essence.** Time is of the essence in this Agreement.

236 **E. Terminology.** As the context may require in this Agreement: (1) the singular shall mean the plural and vice versa;
237 (2) all pronouns shall mean and include the person, entity, firm, or corporation to which they relate; (3) the feminine
238 shall mean the masculine and vice versa; and (4) the term day(s) used throughout this Agreement shall be deemed to
239 be calendar day(s) ending at 11:59 p.m. local time unless otherwise specified in this Agreement. Local time is to be
240 determined by the location of the Property. All references to time are deemed to be local time. **In the event a**
241 **performance deadline,** other than the Closing Date (in paragraph six (6)), Day of Possession (in paragraph six (6)),
242 and Offer Expiration date (in paragraph nineteen (19)), occurs on a Saturday, Sunday or legal holiday, the
243 performance deadline shall be extended to the next following business day. Holidays as used herein are those days
244 deemed federal holidays pursuant to 5 U.S.C. § 6103. In calculating any time period under this Agreement, the
245 commencement day shall be the day following the initial date (e.g. Binding Agreement Date).

246 **F. Responsibility to cooperate.** Buyer and Seller agree to timely take such actions and produce, execute, and/or
247 deliver such information and documentation as is reasonably necessary to carry out the responsibilities and
248 obligations of this Agreement. Except as to matters which are occasioned by clerical errors or omissions or
249 erroneous information, the approval of the Closing documents by the parties shall constitute their approval of any
250 differences between this Agreement and the Closing. The Buyer and Seller agree that if requested after Closing they
251 will correct any documents and pay any amounts due where such corrections or payments are appropriate by reason
252 of mistake, clerical errors or omissions, or the result of erroneous information.

253 **G. Notices.** Except as otherwise provided herein, all notices and demands required or permitted hereunder shall be in
254 writing and delivered either (1) in person, (2) by a prepaid overnight delivery service, (3) by facsimile transmission
255 (FAX), (4) by the United States Postal Service, postage prepaid, registered or certified return receipt requested or (5)
256 Email. **NOTICE** shall be deemed to have been given as of the date and time it is actually received. Receipt of
257 notice by the real estate licensee or their Broker assisting a party as a client or customer shall be deemed to be notice
258 to that party for all purposes under this Agreement as may be amended, unless otherwise provided in writing.

259 **H. Remedies.** In the event of a breach of this Agreement, the non-breaching party may pursue all remedies available at
260   law or in equity except where the parties have agreed to arbitrate. Notwithstanding the above, if Buyer breaches
261   Buyer's obligations or warranties herein Seller shall have the option to request that Holder pay the Earnest Money to
262   Seller, which if disbursed to Seller by Holder shall constitute liquidated damages in full settlement of all claims by
263   Seller. Such liquidated damages are agreed to by the parties not to be a penalty and to be a good faith estimate of
264   Seller's actual damages, which damages are difficult to ascertain. In the event that any party hereto shall file suit for
265   breach or enforcement of this Agreement (including suits filed after closing which are based on or related to the
266   Agreement), the prevailing party shall be entitled to recover all costs of such enforcement, including reasonable
267   attorney's fees.

268 **I.**   **Equal Opportunity.** This Property is being sold without regard to race, color, sex, religion, handicap, familial
269   status, or national origin.

270 **J.**   **Termination by Buyer.** In the event that Buyer legally and properly invokes his right to terminate this Agreement
271   under any of the provisions contained herein, Buyer shall pay the sum of one hundred dollars ($100.00) to Seller as
272   consideration for Buyer's said right to terminate, the sufficiency and adequacy of which is hereby acknowledged.
273   Earnest Money shall be disbursed according to the terms stated herein.

274 **K. Severability.** If any portion or provision of this Agreement is held or adjudicated to be invalid or unenforceable for
275   any reason, each such portion or provision shall be severed from the remaining portions or provisions of this
276   Agreement, and the remaining portions or provisions shall be unaffected and remain in full force and effect.

277 **16. Exhibited and Addenda.** All exhibits and/or addenda attached hereto, listed below, or referenced herein are made a
278   part of this Agreement. If any such exhibit or addendum conflicts with any preceding paragraph, said exhibit or
279   addendum shall control:
280   Exhibit "A" Legal Description
281   Exhibit "B" Due Diligence Documents
282   Exhibit "C" Addition to Seller's Closing Documents
283   Exhibit "D" Seller's Warranties and Representations

284 _____
285 _____
286 _____
287 _____
288 _____
289 _____
290 _____
291 _____
292 _____
293 _____
294 _____

295 **17. Special Stipulations.** The following Special Stipulations, if conflicting with any preceding paragraph, shall control:
296
297 Deposit: Buyer shall make deposit within three (3) business days of Opening the Escrow in the
298 amount of $15,000.00. The Deposit will be credited to the Purchase Price upon closing of Escrow, or
299 will be paid to Seller by Escrow Holder as refundable liquidated damages if Buyer fails to acquire
300 the Property for any reason after expiration of the Contingency Period.
301 _____
302 _____
303 _____
304 _____
305 _____
306 _____
307 _____
308 _____
309 _____
310 _____
311 _____
312 _____
313 _____
314





____

____

18. Method of Execution. The parties agree that signatures and initials transmitted by a facsimile, other photocopy transmittal, or by transmittal of digital signature as defined by the applicable State or Federal Law will be acceptable and may be treated as originals and that the final Commercial Purchase and Sale Agreement containing all signatures and initials may be executed partially by original signature and partially on facsimile, other photocopy documents, or by digital signature as defined by the applicable State or Federal Law.

19. Time Limit of Offer. This Offer may be withdrawn at any time before acceptance with Notice. Offer terminates if not countered or accepted by 5 o' clock □ a.m./ X p.m. local time on 9/24/2021___

LEGAL DOCUMENTS: This is an important legal document creating valuable rights and obligations. If you have any questions about it, you should review it with your attorney. Neither the Broker nor any Agent or Facilitator is authorized or qualified to give you any advice about the advisability or legal effect of its provisions.

NOTE: Any provisions of this Agreement which are preceded by a box "□" must be marked to be a part of this Agreement. By affixing your signature below, you also acknowledge that you have reviewed each page and have received a copy of this Agreement.

Buyer hereby makes this offer.

	DocuSigned by: Serena Xu 8FF5359B4984446...
BUYER	**BUYER**
____________at__________o'clock □ am/ □ pm	9/21/2021 at__________o' clock □ am/ □ pm
Offer Date	**Offer Date**

Seller hereby:

□ **ACCEPTS** - accepts this offer.

□ **COUNTERS** - accepts this offer subject to the attached Counter Offer(s).

□ **REJECTS** this offer and makes no counter offer.

	DocuSigned by: Ryan Fleming C90796C6B1B246B...
SELLER	**SELLER**
____________at__________o'clock □ am/ □ pm	9/21/2021 at ______ o' clock □ am/ □ pm
Date	**Date**

Binding Agreement Date. This instrument shall become a "Binding Agreement" on the date ("Binding Agreement Date") the last offeror, or licensee of offeror, receives notice of offeree's acceptance. Notice of acceptance of the final offer was provided on 1 day of October at 5 o'clock pm by ______________________________________(Name).

For Information Purposes Only:

Matthews Real Estate Investment Services	
Listing Company	Selling Company
Kyle Matthews	
Independent Licensee	Independent Licensee

NOTE: This form is provided by TAR to its members for their use in real estate transactions and is to be used as is. By downloading and/or using this form, you agree and covenant not to alter, amend, or edit said form or its contents except as where provided in the blank fields, and agree and acknowledge that any such alteration, amendment or edit of said form is done at your own risk. Use of the TAR logo in conjunction with any form other than standardized forms created by TAR is strictly prohibited. This form is subject to periodic revision and it is the responsibility of the member to use the most recent available form.



COUNTER OFFER #_______

This is a Counter Offer from ☐ Seller to Buyer OR ☐ Buyer to Seller

The undersigned agree to **and accept the Purchase and Sale Agreement with an offer date of**_______________**for the purchase of real property commonly known as:**

____

Address, City, State, Zip

With the following exceptions:

____

____

____

____

____

____

____

____

____

____

____

____

____

____

____

ALL OTHER TERMS AND CONDITIONS OF THE ORIGINAL ATTACHED PURCHASE AND SALE AGREEMENT ARE ACCEPTABLE TO THE UNDERSIGNED. ALL TERMS AND CONDITIONS PROPOSED IN PREVIOUS COUNTER OFFERS, IF ANY, ARE NOT INCLUDED IN THIS COUNTER OFFER UNLESS RESTATED HEREIN.

This Counter Offer form will not be a part of the Purchase and Sale Agreement and be binding until accepted and signed by all parties.

Until notice of acceptance is *delivered* the subject Property is still on the market for sale, and this offer may be revoked at any time with notice, and the Property may be sold to any other party.

Time Limit of Offer: This Offer may be withdrawn at any time before acceptance with notice. Offer terminates if not accepted by__________o' clock ☐ am/ ☐ pm, local time, on the__________day of ________________________________

______________________________ ______________________________

Seller/Buyer ***(Party making counter offer) DATE*** **Seller/Buyer** ***(Party making counter offer) DATE***

The undersigned has received and

- ☐ **ACCEPTED** this offer
- ☐ **REJECTED** this offer
- ☐ **COUNTERED** this offer with Counter Offer #_ _ _ _

_ _ _ _ _ _o' clock ☐ am/ ☐ pm; this _______ day of __________________, ___________.

______________________________ ______________________________

Seller/Buyer ***(Responding Party)*** **Seller/Buyer** ***(Responding Party)***

Binding Agreement Date. This instrument shall become a "Binding Agreement" on the date ("Binding Agreement Date") the last offeror, or licensee of offeror, receives notice of offeree's acceptance. Notice of acceptance of the final offer was provided on the ____ day of________________, at ___________by ______________________________

time name

NOTE: This form is provided by TAR to its members for their use in real estate transactions and is to be used as is. By downloading and/or using this form, you agree and covenant not to alter, amend, or edit said form or its contents except as where provided in the blank fields, and agree and acknowledge that any such alteration, amendment or edit of said form is done at your own risk. Use of the TAR logo in conjunction with any form other than standardized forms created by TAR is strictly prohibited. This form is subject to periodic revision and it is the responsibility of the member to use the most recent available form.

BUYER REPRESENTATION AGREEMENT
(Designated Agency)

THE UNDERSIGNED_____(CLIENT)

HEREBY EMPLOYS SLATER AUCTION & REALTY GROUP AS CLIENT'S BUYERS AGENT IN

THE NEGOTIATING PROCESS AND PURCHASE OF THE PROPERTY LOCATED AT

_____IN_____COUNTY.

SLATER AUCTION & REALTY GROUP DESIGNATES _____

(AGENT) TO REPRESENT CLIENT(S) IN THIS TRANSACTION. THIS AGREEMENT BEGINS

ON THIS DATE AND TERMINATES ON THE CLOSING ON THE ABOVE PROPERTY OR THE

TERMINATION OF THE NEGOTIATIONS ON THE ABOVE PROPERTY.

THE CLIENT ACKNOWLEDGES THAT THE REALTOR IS NOT AN EXPERT IN SUCH MATTERS AS LAW, TAXATION, FINANCING, ETC. AND ACKNOWLEDGES REALTOR'S ADVICE TO SEEK PROFESSIONAL ASSISTANCE IN THESE AREAS. IT IS ALSO UNDERSTOOD BY THE CLIENT THAT THE REALTOR DOES NOT WARRANT OR GUARANTEE THE SERVICES ON NAMES OR SOURCES FOR SUCH ADVICE OR ASSISTANCE.

DISCLOSURE: PURSUANT TO TENNESSEE REAL ESTATE COMMISSION RULE 1260-2-.36, BROKER MUST DISCLOSE THE FOLLOWING TO CLIENT PRIOR TO THE EXECUTION OF THIS AGREEMENT:

During the effective period of this Agreement:

(1) Client should not contact listing agents directly to make appointments to view property without Broker;

(2) In the event Client comes into contact with the Seller's Agent(s) (for example, at an open viewing), Client shall immediately inform the Seller's Agent(s) that he/she is represented by a Broker;

(3) If Client purchases property (ies) covered by this Agreement through another real estate Licensee or Seller's Agent(s) or directly from a Seller, Client understands that he/she still owes commission to the Broker as set forth in this Agreement.

AGREED AND WITNESSED ON_____, 20_____

CLIENT _____

CLIENT _____

REALTOR _____

FIRM _____

BROKER _____

WORKING WITH A REAL ESTATE PROFESSIONAL

Pursuant to the Tennessee Real Estate Broker License Act, every Real Estate Licensee owes the following duties to every Buyer and Seller, Tenant and Landlord (collectively "Buyers" and "Sellers").

1. To diligently exercise reasonable skill and care in providing services to all parties to the transaction;

2. To disclose to each party to the transaction any Adverse Facts of which Licensee has actual notice or knowledge;

3. To maintain for each party in a transaction the confidentiality of any information obtained by a Licensee prior to disclosure to all parties of a written agency agreement entered into by the Licensee to represent either or both parties in the transaction. This duty of confidentiality extends to any information which the party would reasonably expect to be held in confidence, except for any information required by law to be disclosed;

4. To provide services to each party to the transaction with honesty and good faith;

5. To disclose to each party to the transaction timely and accurate information regarding market conditions that might affect such transaction only when such information is available through public records and when such information is requested by a party;

6. To give timely account for earnest money deposits and all other property received from any party to a transaction; and

7. A) To refrain from engaging in self-dealing or acting on behalf of Licensee's immediate family, or on behalf of any other individual, organization or business entity in which Licensee has a personal interest without prior disclosure of such personal interest and the timely written consent of all parties to the transaction; and

   B) To refrain from recommending to any party to the transaction the use of services of another individual, organization or business entity in which the Licensee has an interest or from whom the Licensee may receive a referral fee or other compensation for the referral, other than referrals to other Licensees to provide real estate services, without timely disclosure to the party who receives the referral, the Licensee's interest in such a referral or the fact that a referral fee may be received.

In addition to the above, the Licensee has the following duties to his/her Client if the Licensee has become an Agent or Designated Agent in a transaction:

8. Obey all lawful instructions of the client when such instructions are within the scope of the agency agreement between the Licensee and Licensee's client;

9. Be loyal to the interests of the client. Licensee must place the interests of the client before all others in negotiation ofa transaction and in other activities, except where such loyalty /duty would violate Licensee's duties to a customer in the transaction ; and

10. Unless the following duties are specifically and individually waived in writing by a client, Licensee shall assist the client by:

    A) Scheduling all property showings on behalf of the client;

    B) Receiving all offers and counter offers and forwarding them promptly to the client;

    C) Answering any questions that the client may have in negotiation of a successful purchase agreement within the scope of the Licensee's expertise; and

    D) Advising the client as to whatever forms, procedures and steps are needed after execution of the purchase agreement for a successful closing of the transaction.

    Upon waiver of any of the above duties contained in 10. above, a consumer must be advised in writing by such consumer's agent that the consumer may not expect or seek assistance from any other licensees in the transaction for the performance of said duties.



AN EXPLANATION OF TERMS

41 **Facilitator/Transaction Broker (not an agent for either party).**
42   The Licensee is not working as an agent for either party in this consumer's prospective transaction. A Facilitator may
43   advise either or both of the parties to a transaction but cannot be considered a representative or advocate of either party.
44   "Transaction Broker" may be used synonymously with, or in lieu of, "Facilitator" as used in any disclosures, forms or
45   agreements. [By law, any licensee or company who has not entered into a written agency agreement with either party in
46   the transaction is considered a Facilitator or Transaction Broker until such time as an agency agreement is established.]

47 **Agent for the Seller.**
48   The Licensee's company is working as an agent for the property seller and owes primary loyalty to the seller. Even if
49   the Licensee is working with a prospective buyer to locate property for sale, rent, or lease, the Licensee and his/her
50   company are legally bound to work in the best interests of any property owners whose property is shown to this
51   prospective buyer. An agency relationship of this type cannot, by law, be established without a written agency
52   agreement.

53 **Agent for the Buyer.**
54   The Licensee's company is working as an agent for the prospective buyer, owes primary loyalty to the buyer, and will
55   work as an advocate for the best interests of the buyer. An agency relationship of this type cannot, by law, be established
56   without a written buyer agency agreement.

57 **Disclosed Dual Agent (for both parties).**
58   Refers to a situation in which the Licensee has agreements to provide services as an agent to more than one party in a
59   specific transaction and in which the interests of such parties are adverse. This agency status may only be employed upon
60   full disclosure to each party and with each party's informed consent.

61 **Designated Agent for the Seller.**
62   The individual Licensee that has been assigned by his/her Managing Broker and is working as an agent for the seller or
63   property owner in this consumer's prospective transaction, to the exclusion of all other licensees in his/her company.
64   Even if someone else in the Licensee's company represents a possible buyer for this seller's property, the Designated
65   Agent for the Seller will continue to work as an advocate for the best interests of the seller or property owner. An
66   agency relationship of this type cannot, by law, be established without a written agency agreement.

67 **Designated Agent for the Buyer.**
68   The individual Licensee that has been assigned by his/her Managing Broker and is working as an agent for the buyer in
69   this consumer's prospective transaction, to the exclusion of all other licensees in his/her company. Even if someone else
70   in the Licensee's company represents a seller in whose property the buyer is interested, the Designated Agent for the
71   Buyer will continue to work as an advocate for the best interests of the buyer. An agency relationship of this type
72   cannot, by law, be established without a written agency agreement.

73 **Adverse Facts.**
74   "Adverse Facts" means conditions or occurrences generally recognized by competent licensees that have a negative
75   impact on the value of the real estate, significantly reduce the structural integrity of improvements to real property or
76   present a significant health risk to occupants of the property.

77 **Confidentiality.**
78   By law, every licensee is obligated to protect some information as confidential. This includes any information revealed
79   by a consumer which may be helpful to the other party IF it was revealed by the consumer BEFORE the Licensee
80   disclosed an agency relationship with that other party. AFTER the Licensee discloses that he/she has an agency
81   relationship with another party, any such information which the consumer THEN reveals must be passed on by the
82   Licensee to that other party.

CONFIRMATION OF AGENCY STATUS

83 **Every real estate licensee is required to disclose his or her agency status in a real estate transaction to any buyer or**
84 **seller who is not represented by an agent and with whom the Licensee is working directly in the transaction. The**
85 **purpose of this Confirmation of Agency Status is to acknowledge that this disclosure occurred. Copies of this**
86 **confirmation must be provided to any signatory thereof. Notice is hereby given that the agency status of this Licensee**
87 **(or Licensee's company) is as follows in this transaction:**
88 The real estate transaction involving the property located at:
89 _____
90 <center>PROPERTY ADDRESS</center>

91 **SELLER NAME:** Ryan Fleming	**BUYER NAME:** Serena Xu
92 LICENSEE NAME: Kyle Matthews	LICENSEE NAME:
93 in this consumer's current or prospective transaction, is	in this consumer's current or prospective transaction,
94 serving as:	is serving as:
95 ☐ **Transaction Broker or Facilitator.**	☐ **Transaction Broker or Facilitator.**
96 (not an agent for either party).	(not an agent for either party).
97 ☐ **Seller is Unrepresented.**	☐ **Buyer is Unrepresented.**
98 ☒ **Agent for the Seller.**	☐ **Agent for the Buyer.**
99 ☐ **Designated Agent for the Seller.**	☐ **Designated Agent for the Buyer.**
100 ☐ **Disclosed Dual Agent (for both parties),**	☐ **Disclosed Dual Agent (for both parties),**
101 with the consent of both the Buyer and the Seller	with the consent of both the Buyer and the Seller
102 in this transaction.	in this transaction.

103 This form was delivered in writing, as prescribed by law, to any unrepresented buyer **prior to the preparation of any offer**
104 **to purchase, OR** to any unrepresented seller **prior to presentation of an offer to purchase; OR** (if the Licensee is listing a
105 property without an agency agreement) **prior to execution of that listing agreement.** This document also serves as
106 confirmation that the Licensee's Agency or Transaction Broker status was communicated orally before any real estate
107 services were provided and also serves as a statement acknowledging that the buyer or seller, as applicable, was informed that
108 any complaints alleging a violation or violations of Tenn. Code Ann. § 62-13-312 must be filed within the applicable statute
109 of limitations for such violation set out in Tenn. Code Ann.§ 62-13-313(e) with the Tennessee Real Estate Commission, 710
110 James Robertson Parkway, 3rd Floor, Nashville, TN 37232, PH: (615) 741-2273. **This notice by itself, however, does not**
111 **constitute an agency agreement or establish any agency relationship.**

112 By signing below, parties acknowledge receipt of confirmation of Agency relationship disclosure by Realtor® acting as
113 Agent/Broker OR other status of Seller/Landlord and/or Buyer/Tenant pursuant to the National Association of Realtors®
114 Code of Ethics and Standards of Practice.

DocuSigned by:		DocuSigned by:	
115 *Ryan Fleming*	9/21/2021	*Serena Xu*	9/21/2021
C90796C6B1B246B...		8FF5359B4984446...	
116 Seller Signature	Date	Buyer Signature	Date
117			
118 Seller Signature	Date	Buyer Signature	Date
119 Kyle Matthews			
120 Listing Licensee	Date	Selling Licensee	Date
121 Matthews Real Estate Investment Services			
122 Listing Company		Selling Company	

*NOTE: This form is provided by TAR to its members for their use in real estate transactions and is to be used as is. By downloading and/or using this form,
you agree and covenant not to alter, amend, or edit said form or its contents except as where provided in the blank fields, and agree and acknowledge that
any such alteration, amendment or edit of said form is done at your own risk. Use of the TAR logo in conjunction with any form other than standardized
forms created by TAR is strictly prohibited. This form is subject to periodic revision and it is the responsibility of the member to use the most recent
available form.*



DISCLAIMER NOTICE

The Brokers and their affiliated licensees (hereinafter collectively "Licensees") involved in the Purchase and Sale
2   Agreement (hereinafter "Agreement") regarding real estate located at
3   _____751-777 St. Paul Ave. Memphis, TN_____ (hereinafter "Property")
4   are not attorneys and are not structural or environmental engineers. They are engaged in bringing together buyers
5   and sellers in real estate transactions. Licensees expressly deny any expertise with respect to advice or informed
6   opinions regarding any of the following matters. This Disclaimer Notice is an express warning to all sellers and
7   buyers that they should not rely on any statement, comment or opinion expressed by any Licensee when making
8   decisions about any of the following matters, including the selection of any professional to provide services on
9   behalf of buyers or sellers. Any professional selected by buyers or sellers should be an "independent, qualified
10 professional", who complies with all applicable state/local requirements, which may include licensing, insurance,
11 and bonding requirements. It is strongly recommended that buyers include contingency clauses in their offers to
12 purchase with respect to these or any other matters of concern and that buyers, in writing the offer, allow enough
13 time to get an evaluation of the following matters from an independent, qualified professional. The matters listed
14 below are not an exclusive list of actions or circumstances which are not the responsibility of the Licensees with
15 whom you work. These items are examples and are provided only for your guidance and information.

16 1. **THE STRUCTURAL OR OTHER CONDITIONS OF THE PROPERTY.** Consult with professional
17   engineers or other independent, qualified professionals to ascertain the existence of structural issues, the
18   condition of synthetic stucco (E.I.F.S.) and/or the overall condition of the Property.

19 2. **THE CONDITION OF ROOFING.** Consult with a bonded roofing company for any concerns about the
20   condition of the roof.

21 3. **HOME INSPECTION.** We strongly recommend that you have a home inspection, which is a useful tool for
22   determining the overall condition of a home including, but not limited to, electrical, heating, air conditioning,
23   plumbing, water-heating systems, fireplaces, windows, doors and appliances. Contact several sources (like
24   the Tennessee Department of Commerce & Insurance (www.licrch.state.tn.us), the American Society of
25   Home Inspectors (www.ashi.com), the National Association of Certified Home Inspectors (www.nachi.org),
26   and Home Inspectors of Tennessee (www.hita.us) and independently investigate the competency of an
27   inspector, including whether he has complied with State and/or local licensing and registration requirements
28   in your area. The home inspector may, in turn, recommend further examination by a specialist (heating-air-
29   plumbing, etc.). **Failure to inspect typically means that you are accepting the property "as is."**

30 4. **WOOD DESTROYING ORGANISMS, PESTS AND INFESTATIONS.** It is strongly recommended that
31   you use the services of a licensed, professional pest control company to determine the presence of wood
32   destroying organisms (termites, fungus, etc.) or other pests or infestations and to examine the property for any
33   potential damage from such.

34 5. **ENVIROMENTAL HAZARDS.** Environmental hazards such as, but not limited to: radon gas, mold,
35   asbestos, lead-based paint, hazardous wastes, landfills, byproducts of methamphetamine production, high-
36   voltage electricity, noise levels, etc., require advanced techniques by environmental specialists to evaluate,
37   remediate and/or repair. It is strongly recommended that you secure the services of knowledgeable
38   professionals and inspectors in all areas of environmental concern.

39 6. **SQUARE FOOTAGE.** There are many ways of measuring square footage. Information is sometimes
40   gathered from tax or real estate records on the Property. Square footage provided by builders, real estate
41   licensees, or tax records is only an **estimate** with which to make comparisons, but **it is not guaranteed.** It is
42   advised that you have a licensed appraiser determine actual square footage.

7. **CURRENT VALUE, INVESTMENT POTENTIAL, OR RESALE VALUE OF THE PROPERTY.** A true estimate of the value can only be obtained through the services of a licensed appraiser. No one, not even a professional appraiser, can know the future value of a property. Unexpected and unforeseeable things happen. **NOTE:** A real estate licensee's Comparative Market Analysis (CMA) or Broker's Price Opinion (BPO), etc., while sometimes used to set an asking price or an offer price, is **not** an appraisal.

8. **BOUNDARY LINES, EASEMENTS, ENCROACHMENTS, AND ACREAGE.** It is strongly advised that you secure the services of a licensed surveyor for a full-stake boundary survey with all boundary lines, easements, encroachments, flood zones, total acreage, etc., clearly identified. It is also advised that you **not** rely on mortgage loan inspection surveys, previous surveys, plat data, or Multiple Listing Service (MLS) data for this information, even if acceptable to your lender.

9. **ZONING, CODES, COVENANTS, RESTRICTIONS, AND RELATED ISSUES.** Zoning, codes, covenants, restrictions, home owner association by-laws, special assessments, city ordinances, governmental repair requirements and related issues need to be verified by the appropriate sources in writing. If your projected use requires a zoning or other change, it is recommended that you either wait until the change is **in effect** before committing to a property or provide for this contingency in your Purchase and Sale Agreement.

10. **UTILITY CONNECTIONS, SEPTIC SYSTEM CAPABILITY, AND RELATED SERVICES.** The availability, adequacy, connection and/or condition of waste disposal (sewer, septic system, etc.), water supply, electric, gas, cable, internet, telephone, or other utilities and related services to the Property need to be verified by the appropriate sources in writing. You should have a professional check access and/or connection to public sewer and/or public water source and/or the condition of any septic system(s) and/or wells. To confirm that any septic systems are properly permitted for the actual number of bedrooms, it is recommended that sellers and/or buyers request a copy of the information contained in the file for the Property maintained by the appropriate governmental permitting authority. If the file for this Property cannot be located or you do not understand the information contained in the file, you should seek professional advice regarding this matter. For unimproved land, septic system capability can only be determined by using the services of a professional soil scientist and verifying with the appropriate governmental authorities that a septic system of the desired type, size, location, and cost can be permitted and installed to accommodate the size home that you wish to build.

11. **FLOODING, DRAINAGE, FLOOD INSURANCE, AND RELATED ITEMS.** It is recommended that you have a civil or geotechnical engineer or other independent expert determine the risks of flooding, drainage or run-off problems, erosion, land shifting, unstable colluvial soil, sinkholes and landfills. The risk of flooding may increase and drainage or storm run-off pathways may change. Be sure to consult with the proper governmental authorities, elevation surveyors, and flood insurance professionals regarding flood and elevation certificates, flood zones, and flood insurance requirements, recommendations and costs.

12. **SCHOOL DISTRICTS AND OTHER SCHOOL INFORMATION.** It is advised that you independently confirm school zoning with the appropriate school authorities, as school districts are subject to change. Other school information (rankings, curriculums, student-teacher ratios, etc.) should be confirmed by appropriate sources in writing.

13. **INFORMATION ABOUT CRIMES OR SEX OFFENDERS.** You should consult with local, state and federal law enforcement agencies for information or statistics regarding criminal activity at or near the Property or for the location of sex offenders in a given area.

14. **LEGAL AND TAX ADVICE.** You should seek the advice of an attorney and/or certified tax specialist on any legal or tax questions concerning any offers, contracts, issues relating to title or ownership of the Property, or any other matters of concern, including those itemized in this Disclaimer Notice. Real estate licensees are **not** legal or tax experts, and therefore cannot advise you in these areas.

15. **RECOMMENDED INSPECTORS, SERVICE PROVIDERS, OR VENDORS.** The furnishing of any inspector, service provider or vendor named by the real estate licensee is done only as a convenience and a courtesy, and does not in any way constitute any warranty, representation, or endorsement. Buyers and sellers have the option to select any inspectors, service providers or vendors of the buyer's or seller's choice. You are advised to contact several sources and independently investigate the competency of any inspector,

contractor, or other professional expert, service provider or vendor and to determine compliance with any licensing, registration, insurance and bonding requirements in your area.

The buyers and sellers acknowledge that they have not relied upon the advice, casual comments, or verbal representations of any real estate licensee relative to any of the matters itemized above or similar matters. The buyers and sellers understand that it has been strongly recommended that they secure the services of appropriately credentialed experts and professionals of the buyer's or seller's choice for the advice and counsel about these and similar concerns.

The party(ies) below have signed and acknowledge receipt of a copy.

______________________	DocuSigned by: Serena Xu 8FF5359B4984446...
BUYER	**BUYER**
________ at ________ o'clock ☐ am/ ☐ pm	9/21/2021 at ________ o'clock ☐ am/ ☐ pm
Date	**Date**

The party(ies) below have signed and acknowledge receipt ofa copy.

______________________	DocuSigned by: Ryan Fleming C90796C6B1B246B...
SELLER	**SELLER**
________ at ________ o'clock ☐ am/ ☐ pm	9/21/2021 at ________ o'clock ☐ am/ ☐ pm
Date	**Date**

NOTE: This form is provided by TAR to its members for their use in real estate transactions and is to be used as is. By downloading and/or using this form, you agree and covenant not to alter, amend, or edit said form or its contents except as where provided in the blank fields, and agree and acknowledge that any such alteration, amendment or edit of said form is done at your own risk. Use of the TAR logo in conjunction with any form other than standardized forms created by TAR is strictly prohibited. This form is subject to periodic revision and it is the responsibility of the member to use the most recent available form.

Copyright 2012 © Tennessee Association of Realtors®
F14 - Disclaimer Notice, Page 3 of 3



MATTHEWS™
REAL ESTATE INVESTMENT SERVICES

Amendment to Purchase and Sale Agreement

This document is an Amendment ("Amendment") to the Purchase and Sale Agreement between Jules Verne, LLC ("Seller") and Ark7 Properties LLC – Series #KM1OU, or permitted assigns ("PURCHASER") dated September 21st, 2021 for that certain real property located at:

751-777 St Paul Ave Memphis, TN 38126
Parcel ID: 01-1027-0-0001

The following terms and conditions supersede and replace any inconsistent provisions in the Purchase and Sale Agreement. All other terms and conditions of the Purchase and Sale Agreement shall remain the same. This Amendment and Purchase and Sale Agreement, taken together, shall constitute the entire agreement between Seller and Buyer.

1. Contract will be assigned from Ark7 Properties, LLC to Ark7 Properties, LLC – Series #KM1OU
2. Purchase price for the property will be $750,000
3. Buyer agrees to remove all contingencies except for the following that remain contingencies to closing. Purchaser deposit will be fully refundable if the following conditions are not met by closing:
   a. All HVAC systems will be serviced with filters put in for all units
   b. All units will have security deposits equal to the current monthly rent and be credited to buyer at closing
   c. Property will be delivered 100% occupied upon closing
   d. Property will be delivered with a clear title free of clouds including any liens, disuputes, etc.
   e. Seller will authorize current management company, Lubin Property Management, to provide all transaction records and statements related to the property

ACCEPTANCE

The undersigned Seller and Agent accept and agree to the foregoing.

SELLER: DATE:

DocuSigned by:
C90796C6B1B246B...
Ryan Fleming

9/29/2021

BUYER: DATE:

DocuSigned by:
Serena Xu
8FF5359B4984446...
Serena Xu

9/29/2021